File No. 70-9839


                              UNITED STATES OF AMERICA
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



Application of Northeast Utilities,         ) CERTIFICATE PURSUANT TO RULE 24
The Connecticut Light and Power Company,    ) UNDER THE PUBLIC UTILITY HOLDING
Western Massachusetts Electric Company,     ) COMPANY ACT OF 1935
on Form U-1                                 )


      Pursuant to the requirements of Rules 42, 43, 44, 46(a)and 54 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, Western Massachusetts Electric Company ("WMECO"), an electric utility subsidiary of NU and The Connecticut Light and Power Company ("CL&P"), an electric utility subsidiary of NU, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the repurchase of common stock out of capital or unearned surplus from parent. (HCAR No. 35-27529, May 16, 2002, File No. 70-9839) ("Order").

     For the quarter ended December 31, 2003, the following information is reported pursuant to the Order.

1) A total capitalization calculation to include a breakdown of the common stock equity account and by percentage for each equity and debt category for the period ending for each Applicant that indicates the amount of dividends paid to NU and/or the amount of stock repurchased from NU during the quarter; total capitalization is to include all short-term debt and current maturities.

    The Connecticut Light and Power Company (CL&P)

    ---------------------------------------------------------------------------
                                              As of December 31, 2003
    ---------------------------------------------------------------------------
                                            (Thousands of
                                            -------------
                                               Dollars)            %
                                               --------          -----

    Common shareholders' equity:
      Common shares                           $   60,352           2.1%
      Capital surplus, paid in                   326,282          11.4
      Retained earnings                          311,793          10.9
                                              ----------         -----
    Total common shareholders' equity            698,427          24.4
    Preferred stock                              116,200           4.1
    Long-term and short-term debt                921,274          32.2
    Rate reduction bonds                       1,124,779          39.3
                                              ----------         -----
                                              $2,860,680         100.0%
                                              ==========         =====

    A common dividend of $30,055,320.90 was declared on December 17, 2003, and was paid to NU on December 31, 2003.

    Western Massachusetts Electric Company (WMECO)

    ---------------------------------------------------------------------------
                                              As of December 31, 2003
    ---------------------------------------------------------------------------
                                            (Thousands of
                                            -------------
                                               Dollars)            %
                                               --------          -----
    Common shareholders' equity:
      Common shares                           $   10,866           2.2%
      Capital surplus, paid in                    69,460          14.4
      Retained earnings                           71,677          14.8
                                              ----------         -----
      Total common shareholders'equity           152,003          31.4
    Long-term and short-term debt                198,602          41.1
    Rate reduction bonds                         132,960          27.5
                                              ----------         -----
                                              $  483,565         100.0%
                                              ==========         =====

    A common dividend of $4,003,154.13 was declared on December 17, 2003, and was paid to NU on December 31, 2003.

2) The current senior debt ratings of CL&P and WMECO, including a representation that such ratings are at or above investment grade.

    As of December 31, 2003, the senior secured debt ratings issued by Standard and Poor's Corporation and Moody's of CL&P are A- and A2, respectively, and the senior unsecured debt ratings of WMECO are each BBB+ and A3, respectively. Each of CL&P and WMECO represent that such ratings are "investment grade" ratings.

3) The Utilities' cash-on-hand both during the quarter and as of the end of each quarter and a representation as to whether internal cash funds available during the quarter were sufficient to fund each company's normal business operations or had to be supplemented with borrowings from working capital facilities.

    CL&P and WMECO represent that during the quarter ended December 31, 2003, internal cash funds available during the quarter, confirmed with financing activities set forth below, were sufficient to fund each company's normal business operations.


                                                            Net cash
                                          Net cash flows      flows
              Cash      Net cash flows     provided by/     (used in)/
           beginning     provided by        (used in)      provided by     Cash end
           of period      operating         investing       financing      of period
           10/1/2003     activities        activities      activities     12/31/2003
           ---------     ----------        ----------      ----------     -----------
                                      (Thousands of Dollars)

CL&P       $ 7,324        $23,668           $ 35,773        $ (60,951)     $ 5,814
WMECO          1            4,906             (8,472)           3,566            1



                               SIGNATURE


      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this certificate to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
THE CONNECTICUT LIGHT AND POWER COMPANY
WESTERN MASSACHUSETTS ELECTRIC COMPANY



/s/ John P. Stack
    ------------------------------------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    February 27, 2004